AMBIENT CORPORATION

7 WELLS AVENUE

NEWTON, MA 02459

By EDGAR

Mr. Larry Spirgel

Assistant Director

Securities and Exchange Commission

Washington, D.C. 20549

January 7, 2010

Re: Ambient Corporation

Form 10-K for the year ended December 31, 2008

Filed March 11, 2009

File No.: 000-23723

Form 10-Q for fiscal quarter ended September 30, 2009

Filed November 16, 2009

Dear Mr. Spirgel

This letter is in response to the comment letter from the Securities and Exchange Commission (“SEC”) dated December 7, 2009 (the “Comments”), received by Ambient Corporation (“Ambient”, the "Company", “we” or “us”). We appreciate the courtesy of the SEC in extending to January 15, 2010 the time for Ambient to furnish it response to Comments.

Each of the Comments will be addressed individually.  The numbered paragraphs below correspond to the numbered paragraphs of the Comment.

Response to Comments

Form 10-K

Signatures, page 25

1.

In future filings and in your response letter, please identify the officer and/or officers that are signing the report on behalf of the company in the capacities of your principal financial officer, and controller or principal accounting officer. See General Instruction D(2)(a) of Form 10-K.

Response

1. Please note that Mr. John J. Joyce, Ambient’s President and Chief Executive Officer, has signed the periodic report in his capacity as Ambient’s Principal Executive Officer and Principal Financial and Accounting Officer. Mr. Joyce will be so identified in future filings.

Financial Statements

Consolidated Statements of Changes in Stockholders’ Equity, Page F-5

Revenue Recognition, Page F-18

2.

We note from page 9 that your relationship with Duke Energy is material to your success and that this relationship is dependent upon your support for delivered hardware and efforts of your engineering team to improve software products. Tell us and disclose, in future filings, how you account for revenues from sales of your computer software embedded  in your communication equipment and for computer software licensing revenues for software for use on third party equipment. Moreover, please describe the postcontract customer support service that you provide and explain to us how you account for multiple element arrangements. Please refer to all pertinent authoritative accounting literature in your response.

Response

2.

Our hardware sales consist of smart grid nodes ("Nodes") as well as software embedded in the Nodes. We are not required to deploy the Nodes, nor to assist with the installation of the Nodes in any other way.  Duke Energy purchased the Nodes and deployed them within its network. Software embedded in our Nodes is used solely in connection with the operation of the product.  Upon the sale and shipment of our product, we are not contractually required to update the embedded software for newer versions that are subsequently developed.  In addition, the Company does not offer or provide any post contract customer support (see below) without charge after the warrant period.  There is an original warranty period which may run for a period of up to twelve months from the sale of product, during which time the Company will repair or replace for the nodes when and if appropriate. The Company has reviewed Topic ASC 985-605 relating to the recognition of revenue for software and has determined that the embedded software is not within the scope of the Topic. As such, we recognize revenue from the sales of the Nodes when shipped.

The Company’s other proprietary software consists of the Ambient NMS®. The Ambient NMS® product is sold on a stand alone basis.  A purchaser of our Nodes is not required to purchase this product from us as the Nodes will operate as designed independent of the NMS product. Additionally, this software can be purchased by other users to manage their grid.  The sale of the Ambient NMS® does not include post contract customer support and the customers are not entitled to receive upgrades and/or enhancements. As such, we recognize revenue from the sale of this software product when shipped.  Revenue recorded from the sale of Ambient NMS® for 2008 was $486,070.

It should be noted that, to date, we have not sold and/or licensed any software for use on third party equipment.

The Company does offer maintenance contracts for a fee that entitle the purchasers of our Nodes and NMS® software to benefits including telephone support as well as updates and upgrades to our products. The Company did not have any such sales of maintenance contracts in fiscal 2008.  Such revenue, when received, will be amortized over the life of the maintenance contracts.

We have also reviewed the provisions of ASC Topic 605-25 relating to the recognition of revenue under multiple-element arrangements and have determined that such provisions do not apply.

Debt Modification. Page F-16

3.

Refer to the paragraph bridging pages F-17 and F-17, which indicates that you applied guidance of EITF 05-7 to the November 21, 2008 debt modification. The guidance of EITF 05-7 was superseded by the guidance  of EITF 06-6 effective for periods  beginning after the Board’s ratification of EITF 06-6 in November 2006. Refer to the financing cash flows section of page F-6, which seems to indicate your majority shareholder, Vicis Master Capital Fund, paid you $8.0 million in cash as part of the modification of debt transaction for which you recorded a $2.8 million loss on extinguishment of debt and a beneficial conversion feature of $10.0 million. In this regard, tell us the following:

•

Explain how EITF 06-6 effected your accounting for this debt modification transaction and how you applied EITF 96-19,

•

Tell us how you determined that fair value of the modified debt,

•

Describe how the debt conversion terms were modified and how you determined the value of the resulting beneficial conversion feature;

•

Tell us how you calculated the $2.8 million loss of extinguishment of debt, and

•

Explain to us, if applicable, how the November 24, 2008 exercise of warrants for 464,365,080 common shares was related to the November 21, 2008 debt modification.

Please refer to all pertinent authoritative accounting literature in your response.

Response

3.  Our response is divided into the component sub-questions presented by the Staff.

Explain how EITF 06-06 effected your accounting for this debt modification transaction and how you applied EITF 96-19.

According to paragraph 3 of EITF 96-19, a modification of a debt instrument is deemed to have been accomplished with debt instruments that are substantially different if the present value of the cash flows under the terms of the new instrument is at least 10 percent different from the present value of the remaining cash flows under the terms of the original instrument.  In accordance with EITF 96-19, the Company determined that there was a substantial modification of the debt instrument following the debt modification transaction.

For purposes of determining the change in the present value of the cash flows, the Task Force observed that the cash flows can be affected by changes in principal amounts, interest rates, or maturity. They can also be affected by fees exchanged between the debtor and creditor to effect changes in:

• Recourse or nonrecourse features

• Priority of the obligation

• Collateralized (including changes in collateral) or noncollateralized features

• Debt covenants and/or waivers

• The guarantor (or elimination of the guarantor)

• Option features.

As noted above, fees exchanged between the debtor and creditor to effect changes in the option features would be considered in determining the cash flows and whether a substantial modification occurred. As noted on page F-16 of the Form 10-K, the Company and Vicis Master Fund Ltd. (“Vicis”) entered into a Debt Modification Agreement pursuant to which the Vicis remitted to the Company $8,000,000 and the Company reduced the conversion price on the outstanding convertible debt from $0.035 to $0.015.  Based on our calculations of the present values of the cash flows inclusive of the  receipt of the $8 million investment, the Company determined that there was more than a 10 percent change and that a substantial modification had occurred.

It should be noted that as we reviewed our calculations and documentation, we did not account for the modification under either EITF 05-7 or EITF 06-6 and, accordingly, that the disclosure in Form 10-K is not correct.  We will correct the disclosure in all future filings.

Tell us how you determined the fair vale of the modified debt.

We preformed an analysis utilizing the fully diluted market value of the invested capital of the Company immediately before and after the date of the debt modification.  Based upon our analysis, the fair value of the modified debt was determined to be equal to the face value of the original debt in the amount of $12.5 million.

Describe how the debt conversion terms were modified and how you determined the value of the resulting beneficial conversion feature.

As noted above, the per share conversion price of the Company's outstanding convertible debt was reduced from $0.035 to $0.015. The agreement relating to the debt modification provided that in the event that on the trading day immediately preceding June 1, 2009, the closing per share price of the Company’s common stock, par value $0.001 per share (the “Common Stock”), was less than $0.10, then the per share conversion price of the outstanding debt  would be further adjusted to $0.01. The closing price of the Company's stock on November 21, 2008, the date on which the debt modification agreement was entered into, was $0.02.  The beneficial conversion feature was calculated as follows:

Total debt	$12,500,000
Most favorable conversion price for investors (see below)	$0.01
Total shares assumed issued	1,250,000,000
Difference between stock price and conversion price	$0.01
Beneficial conversion	$12,500,000

Pursuant to ETF 00-27 Paragraph 8 and the example in 9, the Company used the per share conversion price of $0.01 as it represented the conversion price that was most favorable to the investor and was reasonably likely to be the ultimate conversion price given the then current closing price of the Company’s Common Stock. The per share closing price on the modification date was $0.02 resulting in an intrinsic value for the beneficial conversion feature of $0.01. This resulted in a total for the beneficial conversion feature of $12,500,000.

In connection with the preparation of the response to this issue, we realized that subsequent to the initial measurement of the beneficial conversion feature (BCF) in November 2008, we did not adjust the BCF for the change in the most preferable conversion price that should have been effected as of June 1, 2009 to reflect the ultimate conversion price of $0.015.  The change in the most preferable conversion price was required since the closing price of our common stock on the relevant trading day was above $0.10. Accordingly, no downward adjustment of the conversion price was required. Accordingly, contemporaneously with the submission of this response to the Comments, we have filed our restated financial statements as of and for the six and three months ended June 30, 2009 and as of and for the nine and three months ended September 30, 2009 in order to provide for the this adjustment. In accordance with ETF 00-27 Paragraph 10 and 11, the BCF will be recalculated as of June 1, 2009 to be $4,166,667. The gross difference of the original amount of the BCF less the recalculated amount will be reversed through a debit to paid-in capital and the adjusted unamortized discount will continue to be amortized over the terms of the various promissory notes.

Tell us how you calculated the $2.8 million loss of extinguishment of debt.

The book value of the "original" debt on the date of extinguishment was $1,711,138 ($12,500,000 face less unamortized discounts of $10,788,862). The fair value of the "new" debt was determined to be the face value of $12,500,000 resulting in an initial loss on extinguishment of $10,788,862. However, the loss was reduced by the $8,000,000 received from Vicis, resulting in a loss on extinguishment of $2,788,862 as presented in the statement of operations.

Explain to us, if applicable, how the November 24, 2008 exercise of warrants for 464,365,080 common shares was related to the November 21, 2008 debt modification.

The November 24, 2008 warrant exercise was not related to the debt modification transaction although transacted with the same investor (Vicis).

Note 8 - Convertible Debt

4.

We note that in connection with the July 07, November 07 and January 08 Securities Purchase Agreements, you recorded a significant discount on the convertible promissory notes due to the significant fair value of the warrants and the beneficial conversion feature. We also note that as a result of the November 21, 2008 debt modification described on page F-16 you deemed the terms of the of the amendments to be substantially different and treated the convertible promissory notes as extinguished and exchanged for new notes. As such, it was necessary to reflect the convertible promissory notes at fair market value and recorded a loss on extinguishment of debt of $2.8 million. In this regard, please provide us with the accounting journal entries you used to record: (1) the original issuance of each for the July 07, November 07 and January 08 convertible promissory notes; (2) the subsequent amortization of the discount attributable to the fair value of the warrants and of the beneficial conversion feature and (3) the impact to the debt modification in your financial statements.

•  Tell us the business rationale for entering into the debt modification agreement. Tell us whether you are required under any circumstances to repay to the investor the additional $8 million invested in your company on November 21, 2008. Tell us whether at the maturity dates of the convertible promissory notes you are required to repay the investor the face amount of the convertible promissory notes at their maturity dates.

Response

4.

The accounting journal entries are as follows:

	July 07	Nov 07	Jan 08

(1)
Cash	7,500,000	2,500,000	2,500,000
Discount on convertible debt - [A]	3,790,023	1,127,634	1,459,189
Discount on convertible debt - [B]	3,709,977	1,372,366	1,040,811
Additional paid in capital	(7,500,000)	(2,500,000)	(2,500,000)
Convertible debenture	(7,500,000)	(2,500,000)	(2,500,000)

Journal entry to set up debt issuance
(2)
Amortization of discounts	1,711,138
Discount on convertible debt		1,711,138

To record amortization through date of extinguishment

Net loss on extinguishment of debt	2,788,862
Cash - received from Investor	8,000,000
Unamortized discounts on convertible debt		10,788,862

To record the loss on extinguishment of debt

[A] Value attributable to the detachable warrants
[B] Value of the beneficial conversion feature

The Company’s business rationale for entering into the debt modification agreement in November 2008 was to raise an additional $8 million in immediately available funds. The additional $8 million did not result in any new debt for the Company. We are not required under any circumstances to repay to the Investor the $8 million.

The Company is required to repay the original principal amount of $12.5 million, as well as accrued interest, at the respective maturity dates as disclosed in Note 8 on page F-13 of the Form 10-K, unless earlier converted by Vicis.  It should be noted that on August 10, 2009, Vicis converted the $2.5 million note due on January 15, 2011 into 166,666,667 shares of common stock.

Form 10-Q for the quarterly period ended June 30, 2009

Item 2. Management’s Discussion and Analysis of Financial Condition …., Page 10.

5.

In future filings, please enhance your MD&A to discuss the likely impact of known trends, demands, commitments, events or uncertainties which are reasonably likely to have material  effects on your financial condition or results of operations. For example, we note that your results of operations have largely been dependent upon your agreement with Duke Energy (e.g., 100% of the hardware and software revenue for the 2009 and 2008 periods, as disclosed in Note 5). However, you do not provide a thorough discussion of how you believe this known commitment will impact your revenues or income in future periods. Further, if you know that the agreement is about to expire and are uncertain as to whether the agreement will be renewed, such situation may be an identified known uncertainty reasonably likely to have a material future effect on your financial condition and results of operations, and disclosure would be required. Note that disclosure is mandatory where there is a known trend or uncertainty that is reasonably likely to have a material effect on your financial condition or results of operations. For more information, refer to the Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations (Release Nos. 33-8350, 34-48960, dated December 29, 2003), and Section III of the Interpretive Release on Management’s Discussion and Analysis (Release Nos. 33-6835, 34-268312, dated May 18, 1989).

Response

5. The MD&A discussion in the Company’s future filings will be enhanced as requested.

6. In future filings, please provide more detailed analysis of the reasons underlying identified material quantitative changes in operating measures from period to period. Your discussion should not merely repeat numerical data contained in the financials statements. For example, we note that revenues in the second quarter decreased to $30,590 from $747,223 in the prior year. However, you do not provide analysis as to why the revenues materially decreased.

Response

6. The requested expanded disclosure and discussion will be provided in future filings.

******

The Company hereby acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the filing and that the staff comments, or changes to the disclosure in response to staff comments, do not foreclose the Commission from taking any action with respect to the filing and that the Company may not assert staff comments as a defense in any proceeding initiated by the Commission under the federal securities laws of the United States.

We trust that the above addresses the comments raised in the Comments. Please do not hesitate to contact me or the Company's attorneys if we can be of further assistance.

Yours sincerely,

John J. Joyce

Chief Executive Officer